FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For August 6, 2010

Commission File Number: 001-10306

The Royal Bank of Scotland Group plc

RBS, Gogarburn, PO Box 1000
Edinburgh EH12 1HQ

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

The following information was issued as a Company announcement in London, England and is furnished pursuant to General Instruction B to the General Instructions to Form 6-K:

Interim results
for the half year ended
30 June 2010

Contents
(
continued
)

Forward-looking statements

Certain sections in this document contain 'forward-looking statements' as that term is defined in the United States Private Securities Litigation Reform Act of 1995, such as statements that include the words 'expect', 'estimate', 'project', 'anticipate', 'believes', 'should', 'intend', 'plan', 'probability', 'risk', 'Value-at-Risk (VaR)', 'target', 'goal', 'objective', 'will', 'endeavour', 'outlook', 'optimistic', 'prospects' and similar expressions or variations on such expressions.

In particular, this document includes forward-looking statements relating, but not limited to: the Group's restructuring plans, capitalisation, portfolios, capital ratios, liquidity, risk weighted assets, return on equity, cost:income ratios, leverage and loan:deposit ratios, funding and risk profile; the Group's future financial performance; the level and extent of future impairments and write-downs; the protection provided by the
Asset Protection Scheme (APS)
; and the Group's potential exposures to various types of market risks, such as interest rate risk, foreign exchange rate risk and commodity and equity price risk. These statements are based on current plans, estimates and projections, and are subject to inherent risks, uncertainties and other factors which could cause actual results to differ materially from the future results expressed or implied by such forward-looking statements.  For example, certain of the market risk disclosures are dependent on choices about key model characteristics and assumptions and are subject to various limitations.  By their nature, certain of the market risk disclosures are only estimates and, as a result, actual future gains and losses could differ materially from those that have been estimated.

Other factors that could cause actual results to differ materially from those estimated by the forward-looking statements contained in this document include, but are not limited to: the full nationalisation of the Group or other resolution procedures under the Banking Act 2009; the global economy and instability in the global financial markets, and their impact on the financial industry in general and on the Group in particular; the financial stability of other financial institutions, and the Group's counterparties and borrowers; the ability to complete restructurings on a timely basis, or at all, including the disposal of certain non-core assets and assets and businesses required as part of the EC State Aid restructuring plan; organisational restructuring; the ability to access sufficient funding to meet liquidity needs; cancellation, change or withdrawal of, or failure to renew, governmental support schemes; the extent of future write-downs and impairment charges caused by depressed asset valuations; the inability to hedge certain risks economically; the value and effectiveness of any credit protection purchased by the Group; unanticipated turbulence in interest rates, yield curves, foreign currency exchange rates, credit spreads, bond prices, commodity prices and equity prices; changes in the credit ratings of the Group; ineffective management of capital or changes to capital adequacy or liquidity requirements; changes to the valuation of financial instruments recorded at fair value; competition and consolidation in the banking sector; HM Treasury exercising influence over the operations of the Group; the ability of the Group to attract or retain senior management or other key employees; regulatory change in the United Kingdom, the United States and other countries in which the Group operates or a change in United Kingdom Government policy; changes to regulatory requirements relating to capital and liquidity; changes to the monetary and interest rate policies of the Bank of England, the Board of Governors of the Federal Reserve System and other G7 central banks; impairments of goodwill; pension fund shortfalls; litigation and regulatory investigations; general operational risks; insurance claims; reputational risk; general geopolitical and economic conditions in the UK and in other countries in which the Group has significant business activities or investments, including the United States; the ability to achieve revenue benefits and cost savings from the integration of certain of RBS Holdings N.V.'s (formerly ABN AMRO Holding N.V.) businesses and assets; changes in UK and foreign laws, regulations, accounting standards and taxes, including changes in regulatory capital regulations and liquidity requirements; the participation of the Group in the APS and the effect of the APS on the Group's financial and capital position; the ability to access the contingent capital arrangements with HM Treasury; the conversion of the B Shares in accordance with their terms; limitations on, or additional requirements imposed on, the Group's activities as a result of HM Treasury's investment in the Group; and the success of the Group in managing the risks involved in the foregoing.

The forward-looking statements contained in this document speak only as of the date of this announcement, and the Group does not undertake to update any forward-looking statement to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

The information, statements and opinions contained in this document do not constitute a public offer under any applicable legislation or an offer to sell or solicitation of any offer to buy any securities or financial instruments or any advice or recommendation with respect to such securities or other financial instruments.

Presentation of information

Pro forma results
Pro forma results have been prepared to include only those business units of ABN AMRO that have been retained by RBS.  The business and strategic update, divisional performance and discussion of risk and capital management in this announcement focus on the pro forma results. The basis of preparation of the pro forma results is detailed on page 67.

Statutory results
RFS Holdings is the entity that acquired ABN AMRO and is jointly owned by the Consortium Members. It is controlled by RBS and is therefore fully consolidated in its financial statements. The interests of Fortis, and its successor the State of the Netherlands, and Santander in RFS Holdings are included in minority interests. Following legal separation on 1 April 2010, the interests of other Consortium Members in RFS Holdings relate only to shared assets. In future years, there will be no significant differences between pro forma and statutory results.

Results summary - pro forma

	Quarter ended			Half year ended
	30 June 2010	31 March 2010	30 June 2009	30 June 2010	30 June 2009
	£m	£m	£m	£m	£m

Core*
Total income (1)	7,909	8,020	6,808	15,929	17,254
Operating expenses (2)	(3,511)	(3,774)	(3,529)	(7,285)	(7,497)
Insurance net claims	(1,108)	(1,003)	(788)	(2,111)	(1,577)
Operating profit before impairment losses (3)	3,290	3,243	2,491	6,533	8,180
Impairment losses	(1,097)	(971)	(1,147)	(2,068)	(2,177)
Operating profit (3)	2,193	2,272	1,344	4,465	6,003

Non-Core
Total income (1)	873	934	(687)	1,807	(2,463)
Operating expenses (2)	(592)	(656)	(537)	(1,248)	(1,236)
Insurance net claims	(215)	(133)	(137)	(348)	(314)
Operating profit/(loss) before impairment losses (3)	66	145	(1,361)	211	(4,013)
Impairment losses	(1,390)	(1,704)	(3,516)	(3,094)	(5,344)
Operating loss (3)	(1,324)	(1,559)	(4,877)	(2,883)	(9,357)

Total
Total income (1)	8,782	8,954	6,121	17,736	14,791
Operating expenses (2)	(4,103)	(4,430)	(4,066)	(8,533)	(8,733)
Insurance net claims	(1,323)	(1,136)	(925)	(2,459)	(1,891)
Operating profit before impairment losses (3)	3,356	3,388	1,130	6,744	4,167
Impairment losses	(2,487)	(2,675)	(4,663)	(5,162)	(7,521)
Operating profit/(loss) (3)	869	713	(3,533)	1,582	(3,354)
Integration and restructuring costs	(254)	(168)	(355)	(422)	(734)
Gain on redemption of own debt	553	-	3,790	553	3,790
Asset Protection Scheme credit default swap - fair value changes	500	(500)	-	-	-
Other	(511)	(66)	157	(577)	313
Profit/(loss) before tax (4)	1,157	(21)	59	1,136	15

* Includes fair value of own debt impact	619	(169)	(960)	450	71

For definitions of the notes see page 6.

Results summary - pro forma

Key metrics	Quarter ended			Half year ended
	30 June 2010	31 March 2010	30 June 2009	30 June 2010	30 June 2009

Performance ratios
Core
- Net interest margin	2.24%	2.12%	2.11%	2.18%	2.16%
- Cost:income ratio (5)	44%	47%	52%	46%	43%
- Adjusted cost:income ratio (6)	52%	54%	59%	53%	48%
Non-Core
- Net interest margin	1.22%	1.25%	0.45%	1.24%	0.54%
- Cost:income ratio (5)	68%	70%	(78%)	69%	(50%)
- Adjusted cost:income ratio (6)	90%	82%	(65%)	86%	(45%)
Group
- Net interest margin	2.03%	1.92%	1.70%	1.97%	1.74%
- Cost:income ratio (5)	47%	49%	66%	48%	59%
- Adjusted cost:income ratio (6)	55%	57%	78%	56%	68%
Continuing operations:
Basic earnings/(loss) per ordinary and B share (7)	0.8p	(0.2p)	0.1p	0.6p	(1.7p)

	30 June 2010	31 March 2010	Change	31 December 2009	Change

Capital and balance sheet
Total assets	£1,581bn	£1,583bn	-	£1,522bn	4%
Funded balance sheet (8)	£1,058bn	£1,121bn	(6%)	£1,084bn	(2%)
Loan:deposit ratio (Core - net of provisions)	102%	102%	-	104%	(200bp)
Loan:deposit ratio (Group - net of provisions)	128%	131%	(300bp)	135%	(700bp)
Risk-weighted assets - gross	£597bn	£586bn	2%	£566bn	5%
Benefit of Asset Protection Scheme	(£123bn)	(£125bn)	(2%)	(£128bn)	(4%)
Risk-weighted assets	£474bn	£461bn	3%	£438bn	8%
Total equity	£79bn	£81bn	(2%)	£80bn	(1%)
Core Tier 1 ratio*	10.5%	10.6%	(10bp)	11.0%	(50bp)
Tier 1 ratio	12.8%	13.7%	(90bp)	14.4%	(160bp)
Risk elements in lending (REIL)	£36bn	£37bn	(3%)	£35bn	3%
REIL as a % of gross loans and advances	6.5%	6.3%	20bp	6.1%	40bp
Provision balance as % of REIL and PPL	43%	45%	(200bp)	42%	100bp
Tier 1 leverage ratio (9)	17.2x	17.6x	(2%)	17.0x	1%
Tangible equity leverage ratio (10)	5.5%	5.1%	40bp	5.2%	30bp
Net tangible equity per share	52.8p	51.5p	3%	51.3p	3%
* Benefit of APS in Core Tier 1 ratio is 1.3% at 30 June 2010, 1.4% at 31 March 2010 and 1.6% at 31 December 2009.

Notes:
(1)	Excluding gain on redemption of own debt, strategic disposals and Asset Protection Scheme credit default swap - fair value changes.
(2)	Excluding amortisation of purchased intangible assets , integration and restructuring costs, bonus tax and write-down of goodwill and other intangible assets.
(3)
Operating profit/(loss) before tax, a
mortisation of purchased intangible assets
, integration and restructuring costs, gain on redemption of own debt, strategic disposals, bonus tax,
Asset Protection Scheme credit default swap - fair value changes and write-down of goodwill and other intangible assets.

(4)	Excluding write-down of goodwill and other intangible assets.
(5)	Cost:income ratio is based on total income and operating expenses as defined in (1) and (2) above.
(6)	Adjusted cost:income ratio is based on total income and operating expenses as defined in (1) and (2) above and after netting insurance claims against income.
(7)	Adjusted profit/(loss) from continuing operations attributable to ordinary and B shareholders divided by weighted average number of ordinary and B shares in issue. Refer to page 73.
(8)	Total assets less derivatives.
(9)	Tier 1 leverage ratio is total tangible assets (after netting derivatives) divided by Tier 1 capital.
(10)	Tangible equity leverage ratio is total tangible equity divided by total tangible assets (after netting derivatives).

Results summary - statutory

Highlights

·	Income of £17,960 million for H1 2010.

·	Operating profit before tax of £1,169 million for H1 2010.

·	Core Tier 1 ratio 10.5%

	Half year ended
	30 June 2010	30 June 2009 *
	£m	£m

Continuing operations:
Total income	17,960	19,021
Operating expenses	(9,170)	(9,960)
Operating profit before impairment losses	6,331	7,170
Impairment losses	(5,162)	(7,521)
Operating profit/(loss) before tax	1,169	(351)

Profit/(loss) attributable to ordinary and B shareholders	9	(1,042)

* Restated for the reclassification of the results attributable to other Consortium Members as discontinued operations.

For an explanation of the statutory presentation refer to page 4.

Summary consolidated income statement
for the half year ended 30 June 2010 - pro forma

In the income statement set out below, amortisation of purchased intangible assets, integration and restructuring costs, gain on redemption of own debt, strategic disposals, bonus tax, Asset Protection Scheme credit default swap - fair value changes and write-down of goodwill and other intangible assets are shown separately.  In the statutory condensed consolidated income statement on page 145, these items are included in income and operating expenses as appropriate.

	Quarter ended			Half year ended
	30 June 2010	31 March 2010	30 June 2009	30 June 2010	30 June 2009
	£m	£m	£m	£m	£m

Core*

Net interest income	3,212	3,035	3,133	6,247	6,349

Non-interest income (excluding insurance net premium income)	3,592	3,864	2,570	7,456	8,688
Insurance net premium income	1,105	1,121	1,105	2,226	2,217

Non-interest income	4,697	4,985	3,675	9,682	10,905

Total income (1)	7,909	8,020	6,808	15,929	17,254
Operating expenses (2)	(3,511)	(3,774)	(3,529)	(7,285)	(7,497)

Profit before other operating charges	4,398	4,246	3,279	8,644	9,757
Insurance net claims	(1,108)	(1,003)	(788)	(2,111)	(1,577)

Operating profit before impairment losses	3,290	3,243	2,491	6,533	8,180
Impairment losses	(1,097)	(971)	(1,147)	(2,068)	(2,177)

Operating profit (3)	2,193	2,272	1,344	4,465	6,003

* Includes fair value of own debt impact	619	(169)	(960)	450	71

Non-Core

Net interest income	472	499	189	971	511

Non-interest income (excluding insurance net premium income)	228	267	(1,072)	495	(3,414)
Insurance net premium income	173	168	196	341	440

Non-interest income	401	435	(876)	836	(2,974)

Total income (1)	873	934	(687)	1,807	(2,463)
Operating expenses (2)	(592)	(656)	(537)	(1,248)	(1,236)

Profit/(loss) before other operating charges	281	278	(1,224)	559	(3,699)
Insurance net claims	(215)	(133)	(137)	(348)	(314)

Operating profit/(loss) before impairment losses	66	145	(1,361)	211	(4,013)
Impairment losses	(1,390)	(1,704)	(3,516)	(3,094)	(5,344)

Operating loss (3)	(1,324)	(1,559)	(4,877)	(2,883)	(9,357)

For definitions of the notes see page 6.

Summary consolidated income statement
for the half year ended 30 June 2010 - pro forma
(continued)

	Quarter ended			Half year ended
	30 June 2010	31 March 2010	30 June 2009	30 June 2010	30 June 2009
	£m	£m	£m	£m	£m

Total

Net interest income	3,684	3,534	3,322	7,218	6,860

Non-interest income (excluding insurance net premium income)	3,820	4,131	1,498	7,951	5,274
Insurance net premium income	1,278	1,289	1,301	2,567	2,657

Non-interest income	5,098	5,420	2,799	10,518	7,931

Total income (1)	8,782	8,954	6,121	17,736	14,791
Operating expenses (2)	(4,103)	(4,430)	(4,066)	(8,533)	(8,733)

Profit before other operating charges	4,679	4,524	2,055	9,203	6,058
Insurance net claims	(1,323)	(1,136)	(925)	(2,459)	(1,891)

Operating profit before impairment losses (3)	3,356	3,388	1,130	6,744	4,167
Impairment losses	(2,487)	(2,675)	(4,663)	(5,162)	(7,521)

Operating profit/(loss) (3)	869	713	(3,533)	1,582	(3,354)
Amortisation of purchased intangible assets	(85)	(65)	(55)	(150)	(140)
Integration and restructuring costs	(254)	(168)	(355)	(422)	(734)
Gain on redemption of own debt	553	-	3,790	553	3,790
Strategic disposals	(411)	53	212	(358)	453
Bonus tax	(15)	(54)	-	(69)	-
Asset Protection Scheme credit default swap - fair value changes	500	(500)	-	-	-

Profit/(loss) before tax (4)	1,157	(21)	59	1,136	15
Tax (charge)/credit	(825)	(106)	640	(931)	412

Profit/(loss) from continuing operations	332	(127)	699	205	427
Loss from discontinued operations, net of tax	(26)	(4)	(13)	(30)	(58)

Profit/(loss) for the period	306	(131)	686	175	369
Minority interests	(30)	(12)	(83)	(42)	(554)
Preference share and other dividends	(19)	(105)	(432)	(124)	(546)

Profit/(loss) attributable to ordinary and B shareholders before write-down of goodwill and other intangible assets	257	(248)	171	9	(731)
Write-down of goodwill and other intangible assets, net of tax	-	-	(311)	-	(311)

Profit/(loss) attributable to ordinary and B shareholders	257	(248)	(140)	9	(1,042)

For definitions of the notes see page 6.

Condensed consolidated statement of comprehensive income
for the half year ended 30 June 2010 - pro forma

	Quarter ended			Half year ended
	30 June 2010	31 March 2010	30 June 2009	30 June 2010	30 June 2009
	£m	£m	£m	£m	£m

Profit/(loss) for the period	306	(131)	375	175	58

Other comprehensive income
Available-for-sale financial assets	117	381	1,319	498	(1,633)
Cash flow hedges	38	(1)	277	37	521
Currency translation	480	766	(2,262)	1,246	(2,447)
Tax on other comprehensive income	10	(160)	(154)	(150)	408

Other comprehensive income/(loss) for the period, net of tax	645	986	(820)	1,631	(3,151)

Total comprehensive income/(loss) for the period	951	855	(445)	1,806	(3,093)

Attributable to:
Minority interests	44	89	(81)	133	53
Preference shareholders	-	105	396	105	510
Paid-in equity holders	19	-	36	19	36
Ordinary and B shareholders	888	661	(796)	1,549	(3,692)

	951	855	(445)	1,806	(3,093)

Summary consolidated balance sheet
at 30 June 2010 - pro forma

	30 June 2010	31 March 2010	31 December 2009
	£m	£m	£m

Loans and advances to banks (1)	54,471	56,508	48,777
Loans and advances to customers (1)	539,340	553,872	554,654
Reverse repurchase agreements and stock borrowing	87,059	95,925	76,137
Debt securities and equity shares	253,586	273,170	265,055
Other assets	123,526	141,151	139,659

Funded assets	1,057,982	1,120,626	1,084,282
Derivatives	522,871	462,272	438,199

Total assets	1,580,853	1,582,898	1,522,481

Owners' equity	76,802	78,676	77,736
Minority interests	2,109	2,305	2,227
Subordinated liabilities	27,523	31,936	31,538
Deposits by banks (2)	96,614	100,168	115,642
Customer accounts (2)	420,890	425,102	414,251
Repurchase agreements and stock lending	114,820	129,227	106,359
Derivatives, settlement balances and short positions	571,690	514,855	472,409
Other liabilities	270,405	300,629	302,319

Total liabilities and equity	1,580,853	1,582,898	1,522,481

Notes:
(1)	Excluding reverse repurchase agreements and stock borrowing.
(2)	Excluding repurchase agreements and stock lending.

Results summary

	Quarter ended			Half year ended
	30 June 2010	31 March 2010	30 June 2009	30 June 2010	30 June 2009
Net interest income	£m	£m	£m	£m	£m

Net interest income (1)	3,567	3,447	3,276	7,014	6,746

Net interest margin
- Group	2.03%	1.92%	1.70%	1.97%	1.74%
- Core
- Retail & Commercial (2)	3.11%	2.97%	2.92%	3.04%	2.81%
- Global Banking & Markets	1.01%	1.11%	1.48%	1.06%	1.73%
- Non-Core	1.22%	1.25%	0.45%	1.24%	0.54%

Selected average balances
Loans and advances to banks	47,090	47,254	55,062	47,172	49,484
Loans and advances to customers	517,450	529,914	585,925	523,682	602,236
Debt securities	139,722	140,732	129,190	140,227	124,059
Interest earning assets	704,262	717,900	770,177	711,081	775,779
Deposits by banks	94,330	86,048	128,733	90,189	141,778
Customer accounts	351,282	340,872	359,539	346,077	365,187
Subordinated liabilities	30,639	32,629	33,813	31,634	36,234
Interest bearing liabilities	618,736	627,192	688,432	622,964	688,273
Non-interest bearing deposits	49,928	43,946	36,790	46,937	36,664

Selected average yields (%)
Loans and advances to banks	1.12	1.19	1.85	1.15	1.94
Loans and advances to customers	3.67	3.48	4.07	3.58	3.96
Debt securities	2.88	2.43	2.96	2.65	3.67
Interest earning assets	3.34	3.13	3.72	3.23	3.79
Deposits by banks	1.77	1.38	2.23	1.59	2.50
Customer accounts	1.09	1.03	1.49	1.06	1.50
Subordinated liabilities	1.91	2.46	3.60	2.19	4.04
Interest bearing deposits	1.50	1.38	2.26	1.44	2.31
Non-interest bearing deposits as a percentage of interest earning assets	7.09	6.12	4.78	6.60	4.73

Notes:
(1)	Refer to notes on page 59.
(2)	Retail & Commercial comprises UK Retail, UK Corporate, Wealth, Global Transaction Services, Ulster Bank and US Retail & Commercial divisions.

Results summary
(continued)

Key points

Q2 2010 compared with Q1 2010
·	Group net interest margin improved to 2.03%, up 11 basis points from the first quarter, with underlying up 8 basis points excluding the positive impact of capital hedging.

·
NIM in the Core Retail & Commercial business improved by 14 basis points, with improved asset margins offsetting continued pressure on liability margins as higher yielding hedges roll off. Wider asset margins primarily reflect the roll-off of older business written at lower margins, with front book margins remaining attractive, but stabilising.

·
Net interest income benefited from the higher day count in the second quarter (approximately 4 basis points of the 14 basis point movement in Core Retail & Commercial NIM), as well as from modest growth in UK Retail and Corporate loan balances.

Q2 2010 compared with Q2 2009
·	Group NIM widened by 33 basis points compared with Q2 2009.

·	In Core Retail & Commercial, net interest income increased by 10%, while average interest earning assets increased by 4%, leaving NIM 19 basis points higher.

H1 2010 compared with H1 2009

·	Group NIM recovered to 1.97%, up 23 basis points from the trough of 1.74% reached in the first half of 2009.

·	Core Retail & Commercial NIM was 23 basis points higher.

Results summary
(continued)

	Quarter ended			Half year ended
	30 June 2010	31 March 2010	30 June 2009	30 June 2010	30 June 2009
Non-interest income	£m	£m	£m	£m	£m

Net fees and commissions	1,467	1,479	1,530	2,946	3,115
Income from trading activities	1,606	2,266	384	3,872	2,044
Other operating income	747	386	(416)	1,133	115

Non-interest income (excluding insurance net premium income)*	3,820	4,131	1,498	7,951	5,274
Insurance net premium income	1,278	1,289	1,301	2,567	2,657

Total non-interest income	5,098	5,420	2,799	10,518	7,931

* Includes fair value of own debt impact:
Income/(loss) from trading activities	104	41	(159)	145	131
Other operating income	515	(210)	(801)	305	(60)

Fair value of own debt	619	(169)	(960)	450	71

Key points

Q2 2010 compared with Q1 2010
·
Income from trading activities, excluding movements in the fair value of own debt, declined by £723 million, with economic uncertainty leading to weak capital market conditions, thereby reducing GBM trading volumes from the strong first quarter. Non-Core trading results improved, however, as banking book hedges benefited from spread widening.

·	Other operating income includes losses of £105 million booked on the disposal of a portfolio of lower-rated sovereign debt securities, including Portugal and Greece.

·	The Group's credit spreads widened during the quarter, resulting in a gain of £619 million on the fair value of own debt, compared with a charge of £169 million in the first quarter.

Q2 2010 compared with Q2 2009
·	Excluding fair value of own debt, GBM trading income was 24% lower than in the buoyant second quarter of 2009.

·	Non-Core trading results are inevitably volatile, with gains booked on single name credit default swaps, compared with losses booked on the same positions in Q2 2009.

·	UK Retail non-interest income fell, reflecting the reduction in overdraft administration charges following changes to the pricing structure introduced in Q4 2009.

·	The gain of £619 million on the fair value of own debt contrasts with a charge of £960 million in the second quarter of 2009, during which the Group's credit spreads tightened sharply.

H1 2010 compared with H1 2009

·	Lower revenues in GBM were offset by a £3.7 billion increase in Non-Core trading income as conditions improved and risk continued to be reduced.

·	Excluding the reduction in UK Retail overdraft administration fees, Core Retail & Commercial non-interest income rose modestly.

Results summary
(continued)

	Quarter ended			Half year ended
	30 June 2010	31 March 2010	30 June 2009	30 June 2010	30 June 2009
Operating expenses	£m	£m	£m	£m	£m

Staff costs	2,178	2,553	2,150	4,731	4,660
Premises and equipment	516	528	587	1,044	1,231
Other	974	935	915	1,909	1,961

Administrative expenses	3,668	4,016	3,652	7,684	7,852
Depreciation and amortisation	435	414	414	849	881

Operating expenses	4,103	4,430	4,066	8,533	8,733

General insurance	1,348	1,107	895	2,455	1,865
Bancassurance	(25)	29	30	4	26

Insurance net claims	1,323	1,136	925	2,459	1,891

Staff costs as a percentage of total income	25%	29%	35%	27%	32%

Key points

Q2 2010 compared with Q1 2010
·
Staff costs fell, driven by the reduction in GBM performance-related pay accruals in line with reduced revenue and a £74 million credit relating to changes to the US defined benefit pension plan. This was partially offset by the effects of the annual salary award.

·	Insurance net claims rose by 16%, reflecting higher reserves for bodily injury claims relating to prior years, partially offset by lower weather-related claims.

Q2 2010 compared with Q2 2009
·	Administrative expenses were broadly flat compared with a year ago.

·	Insurance claims increased by £398 million, largely as a result of the increased bodily injury reserving.

H1 2010 compared with H1 2009

·	Lower first half costs reflect more than £600 million of benefits from the Group's cost reduction programme, partially offset by increased investment activity across the core businesses.

·	US deposit insurance levies were lower than in the first half of 2009, which included a one-off FDIC assessment.

Results summary
(continued)

	Quarter ended			Half year ended
	30 June 2010	31 March 2010	30 June 2009	30 June 2010	30 June 2009
Impairment losses	£m	£m	£m	£m	£m

Division
UK Retail	300	387	470	687	824
UK Corporate	198	186	450	384	550
Wealth	7	4	16	11	22
Global Banking & Markets	164	32	(31)	196	238
Global Transaction Services	3	-	4	3	13
Ulster Bank	281	218	90	499	157
US Retail & Commercial	144	143	146	287	369
RBS Insurance	-	-	1	-	6
Central items	-	1	1	1	(2)

Core	1,097	971	1,147	2,068	2,177
Non-Core	1,390	1,704	3,516	3,094	5,344

	2,487	2,675	4,663	5,162	7,521

Asset category
Loan impairment losses	2,479	2,602	4,520	5,081	6,796
Securities impairment losses	8	73	143	81	725

	2,487	2,675	4,663	5,162	7,521

Loan impairment charge as % of gross loans and advances (excluding reverse repurchase agreements)	1.8%	1.8%	3.0%	1.8%	2.2%

Key points

Q2 2010 compared with Q1 2010
·
Core Retail & Commercial impairments were flat on Q1 2010, with improvements in UK Retail offset by increased impairments in Ulster Bank commercial property portfolios.  UK Corporate and US Retail & Commercial impairments were stable as a percentage of loans and advances. GBM had a small number of individual impairments in Q2 2010.

·	The improvement in Non-Core impairments was largely driven by a provision recovery of £270 million on a significant single name exposure.

Q2 2010 compared with Q2 2009
·	The reduction in impairments stemmed principally from Non-Core, where impairments have now fallen for four consecutive quarters.

H1 2010 compared with H1 2009

·
First half impairments were lower than in H1 2009 in every division except Ulster Bank. However, impairment levels remain sensitive to the economic environment and many of the Group's customers still face challenging financial circumstances.

Results summary
(continued)

	Quarter ended			Half year ended
	30 June 2010	31 March 2010	30 June 2009	30 June 2010	30 June 2009
Credit and other market losses (1)	£m	£m	£m	£m	£m

Monoline exposures	139	-	26	139	1,671
CDPCs (2)	56	32	371	88	569
Asset-backed products	(97)	55	165	(42)	541
Other credit exotics	(47)	(11)	(1)	(58)	536
Equities	6	7	17	13	25
Banking book hedges	(147)	36	813	(111)	996
Other	183	140	(2)	323	(85)

Net credit and other market losses	93	259	1,389	352	4,253

Notes:
(1)	Included in 'Income from trading activities', significantly all in Non-Core.
(2)	Credit derivative product companies.

Key points

Q2 2010 compared with Q1 2010
●
Total net losses were significantly lower than in Q1 2010 reflecting the widening of corporate credit spreads (benefiting banking book hedges) while other asset prices continued to improve and sterling strengthened.

●	Losses on monoline exposures reflect widening credit spreads which more than offset reductions in exposures and gains on restructuring.

●	In Q2 2010, widening corporate credit spreads resulted in a higher exposure to CDPCs leading to an increase in CVA.

●	Gains on asset-backed products in Q2 2010 included gains on disposals as well as price improvements, compared with a more mixed outcome in Q1 2010.

●	The gain on other credit exotics principally reflects lower reserving as a result of risk reduction.

●	Gains on banking book hedges in Q2 2010 compared with losses in Q1 2010 resulted from the widening of corporate credit spreads and the continued roll off of capital relief trades.

Q2 2010 compared with Q2 2009
●	Losses decreased in Q2 2010 due to the continued reduction in underlying exposures.

Results summary
(continued)

Key points
(continued)

H1 2010 compared with H1 2009

●	The losses on monolines decreased by £1.5 billion, due to management actions to reduce the monoline exposures as a result of improved underlying asset prices.

●
Similarly, CDPC losses declined by £0.5 billion as exposures have been reduced and losses on hedges incurred in 2009 subsided. Exposures to CDPCs have declined over the course of 2009 and the first half of 2010, accounting for the lower losses.

●	In H1 2009, losses were experienced on ABS due to price deterioration, principally in Q1 2009. However, in H1 2010 prices have improved and some net gains were realised.

●	Gains on banking book hedges in H1 2010 compared with losses in H1 2009 reflect the combination of unwinding during 2010 and movements in credit spreads, both direction and extent.

Results summary
(continued)

	Quarter ended			Half year ended
	30 June 2010	31 March 2010	30 June 2009	30 June 2010	30 June 2009
Other non-operating items	£m	£m	£m	£m	£m

Amortisation of purchased intangible assets	(85)	(65)	(55)	(150)	(140)
Integration and restructuring costs	(254)	(168)	(355)	(422)	(734)
Gain on redemption of own debt	553	-	3,790	553	3,790
Strategic disposals	(411)	53	212	(358)	453
Bonus tax	(15)	(54)	-	(69)	-
Asset Protection Scheme credit default swap - fair value changes	500	(500)	-	-	-

	288	(734)	3,592	(446)	3,369

Key points
·
A gain of £553 million was booked associated with the liability management exercise undertaken during the second quarter, through which the Group strengthened its Core Tier 1 capital base by repurchasing existing Tier 1 securities and exchanging selected existing Upper Tier 2 securities for new senior debt securities. Note that a further gain of £651 million was booked directly to equity in Q2 2010.

·
The Asset Protection Scheme is structured as a credit derivative, with movements in the fair value of the contract taken as a credit of £500 million in the second quarter, compared with £500 million charged in Q1 2010. This reflects widening credit spreads across the portfolio of covered assets.

·
Losses booked on strategic disposals during the second quarter reflect the momentum in the Group's restructuring programme, including a number of country exits, primarily in Latin America and Asia. In addition, the Group recognised a loss of £235 million in relation to the restructuring of its bancassurance distribution arrangements with Aviva.

Results summary
(continued)

Capital resources and ratios	30 June 2010	31 March 2010	31 December 2009

Core Tier 1 capital	£50bn	£49bn	£48bn
Tier 1 capital	£61bn	£63bn	£63bn
Total capital	£66bn	£72bn	£71bn
Risk-weighted assets - gross	£597bn	£586bn	£566bn
Benefit of Asset Protection Scheme	(£123bn)	(£125bn)	(£128bn)
Risk-weighted assets	£474bn	£461bn	£438bn
Core Tier 1 ratio *	10.5%	10.6%	11.0%
Tier 1 ratio	12.8%	13.7%	14.4%
Total capital ratio	13.9%	15.7%	16.3%

* Benefit of APS in Core Tier 1 ratio is 1.3% at 30 June 2010, 1.4% at 31 March 2010 and 1.6% at 31 December 2009.

Key points

·
The Core Tier 1 ratio declined by 10 basis points during the second quarter, largely driven by an increase in risk-weighted assets, partially offset by the benefits of the liability management exercise.

·	RWAs were up £13 billion to £474 billion due to a new market risk-related event risk charge and an increase in RBS NV as historic capital relief trades rolled off.

·
The transition of RBS NV to the Basel II approach was successfully completed during the quarter. This resulted in an increase in Non-Core and Group Centre RWAs which was largely offset by reductions across other divisions.

·	Capital relief from the Asset Protection Scheme declined by £1 billion to £123 billion, reflecting run-off and the withdrawal of certain assets from the Scheme.

·
The Tier 1 capital ratio declined by 90 basis points to 12.8%, reflecting the increase in RWAs as well as the liability management exercise completed in the second quarter. The movement in the total capital ratio reflects the same drivers.

Results summary
(continued)

Balance sheet	30 June 2010	31 March 2010	31 December 2009

Funded balance sheet	£1,058bn	£1,121bn	£1,084bn
Total assets	£1,581bn	£1,583bn	£1,522bn
Loans and advances to customers (excluding reverse repurchase agreements and stock borrowing)	£539bn	£554bn	£555bn
Customer accounts (excluding repurchase agreements and stock lending)	£421bn	£425bn	£414bn
Loan:deposit ratio (Core - net of provisions)	102%	102%	104%
Loan:deposit ratio (Group - net of provisions)	128%	131%	135%

Key points
·	The funded balance sheet decreased by £63 billion during the second quarter, including £44 billion asset reduction in GBM and £20 billion in Non-Core, of which £8 billion was from disposals.

·	Compared with 30 June 2009, loans and advances have fallen by £29 billion in GBM and by £36 billion in Non-Core, while growing by £11 billion in Core Retail & Commercial.

Further discussion of the Group's funding and liquidity positions is included on pages 115 to 119.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:   August 6, 2010

THE ROYAL BANK OF SCOTLAND GROUP plc (Registrant)

By:	/s/ Jan Cargill

Name: Title:	Jan Cargill Deputy Secretary